November 30, 2010

Ms. Jessica Kane
Securities and Exchange Commission,
Division of Corporation Finance
100 F Street, N.E.,
Washington, D.C. 20549-3561

Re:	Power of the Dream Ventures, Inc.
Amendment No.1 to Form 100K for the
Fiscal Year Ended December 31, 2009
Filed November 5, 2010
Amendment No.1 to Form 10-Q for the
Fiscal Quarter Ended March 31, 2010
Filed November 5, 2010
Amendment No.1 to Form 10-Q for the
Fiscal Quarter Ended June 30, 2010
Filed November 5, 2010
Form 100Q for the Fiscal Quarter Ended September 30, 2010
Filed November 15, 2010
File No. 000-52289

Dear Ms. Kane:

As Power of the Dream Ventures, Inc., a Delaware corporation (the “Company”), we transmit herewith for filing with the Securities and Exchange Commission (the ”Commission”), our  responses to the comments set forth in the Staff’s letter to the Company, dated November 16, 2010 (the “Staff’s Letter”).

In order to facilitate your review of this submission, we have restated and responded to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below correspond to the numbered paragraphs in the Staff’s Letter. Page numbers refer to the marked copy of the enclosed submission.

General

1.
We note that you did not address certain of our comments in preparing your Forms 10-Q/A for the fiscal quarters ended March 31, 2010 and June 30, 2010 and your Form 10-Q for the fiscal quarter ended September 30, 2010.

Power of the Dream Ventures, Inc  (OCTBB: PWRV)  1095 Budapest, Soroksari ut 94-96, Hungary

Specifically, we note that comments four and six, regarding legal proceedings and liquidity respectively, in our letter dated October 22, 2010 were applicable to your Forms 10-Q/A and 10-Q. When preparing future Exchange Act filings, please be sure to comply with all applicable comments contained in our letter dated October 22, 2010 and below.

Response to Comment 1:

The Company will comply with the Staff’s comments in future filings.

2.
We note the representations included at the conclusion of your letter datedNovember 5, 2010 do not conform to the representations requested in our letter dated October 22, 2010. Please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please provide these representations exactly as set forth above.

Response to Comment 2:

The Company has revised the misspelled word(s) at the end of this letter to comply with the Staff’s comments.

Amendment No.1 to Form 10-K for the Fiscal Year Ended December 31, 2009

Legal Proceedings. page 16

3.
We reissue in part comment four in our letter dated October 22, 2010. In future filings, please include the name of the court and the type of relief sought, if any, aside from annulling the invention transfer agreement.

Power of the Dream Ventures, Inc  (OCTBB: PWRV)  1095 Budapest, Soroksari ut 94-96, Hungary

Response to Comment 3:

The Company will comply with the Staff’s comments in future filings.

Management's Discussion and Analysis or Plan of Operations, page 19

Liquidity, page 22

4.
We reissue in part comment six in our letter October 22, 2010. In future filings, to the extent you do not have sufficient resources' to fund planned operations for the next twelve month period, please state the estimated deficiency in dollar terms in addition to discussing how you plan to address the deficiency. Additionally, as previously requested, in future filings, please explain how your need to discharge current liabilities within the twelve months will impact the rate at which you use funds in operations and your need for capital, revise to discuss your current commitments for expenditures and the resources available to you to satisfy those obligations, disclose whether your current resources are adequate to meet your commitments, and provide your assessment of the accessibility of and risks to accessing needed capital.

Response to Comment 4:

The Company will comply with the Staff’s comments in future filings.

2008 Base Salary Rates. page 26

5.
We note your revised disclosure in response to comment ten in our letter dated October 22, 2010. We further note your disclosure above the table indicating that your board of directors approved these base salaries on October 25, 2007 and that the section is entitled "2008 Base Salary Rates." Please explain to us when your board of directors approved these base salaries and clarify whether these are 2008 or 2009 base salaries.

Response to Comment 5:
The Company’s Board of Director originally approved base salaries for key executives in 2007. These base salaries approved are still in effect as we have been concentrating our resources on building the company and not on raising executive compensation. However we acknowledge that the title “2008 Base Salary Rates” under Item 9B is incorrect (misspelled) as it should correctly state “2009 Base Salary Rates”

Power of the Dream Ventures, Inc  (OCTBB: PWRV)  1095 Budapest, Soroksari ut 94-96, Hungary

Summary Compensation Table, page 30

6.
We note your revised disclosure in response to comment 11 in our letter dated October 22, 2010, however, it is unclear from your disclosure in Note 8 of the financial statements how you calculated the grant date fair value of the stock awards granted to the named executive officers in 2008. Please explain to us how you calculated these amounts and whether the grant date fair value was computed in accordance with ASC Topic 718.

Response to Comment 6:
In the note to the summary compensation table we disclosed that the grant date fair value of the awards was based on the market price of the stock at the commitment date of the agreements and that fair value was determined in accordance with ASC Topic 718. Note 8 of the financial statements provides information on the number of shares granted and the vesting periods.

Amendment No.1 to Form 10-0 for the Fiscal Quarter Ended March 31, 2010
Amendment No.1 to Form 10-0 for the Fiscal Quarter Ended June 30, 2010

7.
We note that you did not update the dates on the signature pages for Amendments No.1 to the Forms 10-Q for the fiscal quarters ended March 31, 2010 and June 30, 2010. Please amend your Forms 10-Q/A for the fiscal quarters ended March 31, 2010 and June 30, 2010 and ensure that the signatures are currently dated. Please file new certifications with the 1O-Q amendments and ensure that the new certifications conform to the format provided in Item 601(b)(31) of Regulation S-K. Also, ensure that the new certifications refer to the Form 1O-Q/A and are currently dated. Refer to Item 601 (b)(31) of Regulation S- K.

Response to Comment 7:
The Company amended the certifications according to the Staff’s comments and filed second amendments to the referenced quarterly statements.

Power of the Dream Ventures, Inc  (OCTBB: PWRV)  1095 Budapest, Soroksari ut 94-96, Hungary

Exhibits 31.1 and 31.2 - Section 302 Certifications

8.
Please ensure that you file your new certifications to your Form 10-Q/A exactly as set forth in Item 601(b)(31)(i) of Regulation S-K. For example, please do not replace "my" for "our" in paragraph 4(a), switch paragraphs 4(b) and 4(c), and do not substitute for the phrase "The registrant's other certifying officer(s) and I" in paragraph 5. Please comply with this comment in future filings.

Response to Comment 8:

The Company has made the appropriate corrections as per the Staff’s comments and will comply with them in future filings.

Form 10-Q for the Fiscal Quarter Ended September 30, 2010

Unregistered Sales of Equity Securities and Use of Proceeds, page 38

9.
In future filings, please provide all the information required by Item 701 of Regulation S-K. For example, we note that you did not name the persons or identify the class of persons to whom the 70,000 shares were sold during the third quarter of2010. Additionally, please note that you only need to provide information regarding your sales of unregistered equity securities during the period covered by the report. This comment also applies to your Amendments No.1 to the Forms 10-Q for the fiscal quarters ended March 31, 2010 and June 30, 2010. Please comply with this comment in future filings.

Response to Comment 9:

The Company will comply with the Staff’s comments in future filings.

Exhibits 31.1 and 31.2 - Section 302 Certifications

10.
In future filings, please ensure that you file your certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K.. For example, please do not replace"my" for "our" in paragraph 4(a) or substitute for the phrase ''The registrant's other certifying officer(s) and I" in paragraph 5. Please comply with this comment in future filings.

Response to Comment 9:

The Company will comply with the Staff’s comments in future filings.

Power of the Dream Ventures, Inc  (OCTBB: PWRV)  1095 Budapest, Soroksari ut 94-96, Hungary

In addition to our responses to Staff comments we are also providing the following written statement, acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United Sates.

Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact me by telephone at +36-1-456-6061 or via my cell phone on +36-20-944-3748.

Sincerely,

/s/ Ildiko Rozsa
Ildiko Rozsa
Chief Financial Officer

cc: Viktor Rozsnyay

Power of the Dream Ventures, Inc  (OCTBB: PWRV)  1095 Budapest, Soroksari ut 94-96, Hungary